UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*




                               YM BIOSCIENCES INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           COMMON SHARES, NO PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    984238105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 12, 2005
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

         [ ] Rule 13d-1(b)
         [X] Rule 13d-1(c)
         [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  984238105
--------------------------------------------------------------------------------

(1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only):

     Xmark Asset Management, LLC
     13-3954392
--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group (See Instructions)

                (a) ____           (b) __X__
--------------------------------------------------------------------------------

(3)  SEC Use Only
--------------------------------------------------------------------------------
(4)  Citizenship or Place of Organization:   New York, United States
--------------------------------------------------------------------------------

Number of Shares Beneficially Owned by
     Each Reporting Person With        (5) Sole Voting Power:        2,052,281**
                                       -----------------------------------------
                                       (6) Shared Voting Power:               **
                                       -----------------------------------------
                                       (7) Sole Dispositive Power:   2,052,281**
                                       -----------------------------------------
                                       (8) Shared Dispositive Power:          **
                                       -----------------------------------------
--------------------------------------------------------------------------------
(9)  Aggregate Amount Beneficially Owned by Each Reporting Person:

                2,052,281**
--------------------------------------------------------------------------------
(10) Check  if  the  Aggregate  Amount in Row  (9) Excludes Certain Shares  (See
     Instructions):   **
--------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9):   4.95%**
--------------------------------------------------------------------------------
(12) Type of Reporting Person (See Instructions):  IA
--------------------------------------------------------------------------------
** This is a joint filing by Xmark Asset Management, LLC, a New York limited liability company ("XAM"), and Xmark Opportunity Partners, LLC, a Delaware limited liability company ("Opportunity Partners" and, together with XAM, the "Reporting Persons"). Mitchell D. Kaye, the sole Managing Member of XAM, exercises sole voting and investment power with respect to all securities beneficially owned by XAM, and Mr. Kaye and David C. Cavalier, the Co-Managing Members of Opportunity Partners, share voting and investment power with respect to all securities beneficially owned by Opportunity Partners.

As of December 12, 2005, Xmark Fund, L.P., a Delaware limited partnership ("Xmark LP"), held 716,059 common shares, no par value (the "Common Shares"), of YM BioSciences Inc., a Canadian corporation (the "Company"). As of December 12, 2005, Xmark Fund, Ltd., a Cayman Islands exempted company ("Xmark Ltd"), held 806,341 Common Shares of the Company. As of December 12, 2005, Xmark LP and Xmark Ltd also held warrants (the "Xmark Warrants"), which entitle Xmark LP and Xmark Ltd to purchase up to 396,825 Common Shares of the Company and 460,675 Common Shares of the Company, respectively, at an exercise price of Cdn. $2.50 per share. The Xmark Warrants are subject to beneficial ownership limitations that render the Xmark Warrants unexercisable while the holder(s) thereof beneficially own(s) more than 4.95% of the total number of Common Shares of the Company then issued and outstanding, or to the extent exercise thereof would result in the beneficial ownership by the holder(s) thereof of more than 4.95% of the total number of Common Shares of the Company then issued and outstanding (the "Issuance Limitation"). Xmark LP and Xmark Ltd may waive the Issuance Limitation only upon 61 days' prior written notice. XAM is the investment manager of Xmark LP and Xmark Ltd and, as such, possesses sole power to vote and direct the disposition of all securities of the Company held by Xmark LP and Xmark Ltd.

As a result of the foregoing, for purposes of Reg. Section 240.13d-3, XAM is deemed to beneficially own 2,052,281 Common Shares of the Company, or 4.95% of the Common Shares of the Company deemed issued and outstanding as of December 12, 2005. Neither the filing of this Amendment No. 1 to Schedule 13G nor any of its contents shall be deemed to constitute an admission by the Reporting Persons or any other person that it is the beneficial owner of any of the Common Shares underlying the Xmark Warrants in excess of the Issuance Limitation, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. XAM's interest in the securities reported herein is limited to the extent of its pecuniary interest in Xmark LP and Xmark Ltd, if any.

CUSIP No. 984238105
--------------------------------------------------------------------------------

(1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only):

     Xmark Opportunity Partners, LLC
     20-2052197
--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group (See Instructions)

                (a) ____           (b) __X__
--------------------------------------------------------------------------------

(3)  SEC Use Only
--------------------------------------------------------------------------------
(4)  Citizenship or Place of Organization:   Delaware, United States
--------------------------------------------------------------------------------

Number of Shares Beneficially Owned by
     Each Reporting Person With        (5) Sole Voting Power:        3,649,890**
                                       -----------------------------------------
                                       (6) Shared Voting Power:               **
                                       -----------------------------------------
                                       (7) Sole Dispositive Power:   3,649,890**
                                       -----------------------------------------
                                       (8) Shared Dispositive Power:          **
                                       -----------------------------------------
--------------------------------------------------------------------------------
(9)  Aggregate Amount Beneficially Owned by Each Reporting Person:

                3,649,890**
--------------------------------------------------------------------------------
(10) Check  if  the  Aggregate  Amount in Row  (9) Excludes Certain Shares  (See
     Instructions):   **
--------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9):   8.5%**
--------------------------------------------------------------------------------
(12) Type of Reporting Person (See Instructions):  IA
--------------------------------------------------------------------------------
** This is a joint filing by Xmark Asset Management, LLC, a New York limited liability company ("XAM"), and Xmark Opportunity Partners, LLC, a Delaware limited liability company ("Opportunity Partners" and, together with XAM, the "Reporting Persons"). Mitchell D. Kaye, the sole Managing Member of XAM, exercises sole voting and investment power with respect to all securities beneficially owned by XAM, and Mr. Kaye and David C. Cavalier, the Co-Managing Members of Opportunity Partners, share voting and investment power with respect to all securities beneficially owned by Opportunity Partners.

As of December 12, 2005, Xmark Opportunity Fund, L.P., a Delaware limited partnership ("Opportunity LP"), held 344,027 common shares, no par value (the "Common Shares"), of YM BioSciences Inc., a Canadian corporation (the "Company"). As of December 12, 2005, Opportunity LP also held a warrant to purchase up to 90,000 Common Shares of the Company at an exercise price of Cdn. $3.75 per share, which warrant was exercisable within 60 days of the date of event which required the filing of this Amendment No. 1 to Schedule 13G. As of December 12, 2005, Xmark Opportunity Fund, Ltd., a Cayman Islands exempted company ("Opportunity Ltd"), held 487,873 Common Shares of the Company. As of December 12, 2005, Opportunity Ltd also held a warrant to purchase up to 180,000

Common Shares of the Company at an exercise price of Cdn. $3.75 per share, which warrant was exercisable within 60 days of the date of event which required the filing of this Amendment No. 1 to Schedule 13G. As of December 12, 2005, Xmark JV Investment Partners, LLC, a Delaware limited liability company ("JV Partners"), held 1,325,000 Common Shares of the Company. As of December 12, 2005, JV Partners also held warrants to purchase up to 1,222,990 Common Shares of the Company at an exercise price of Cdn. $3.75 per share, which warrants were exercisable within 60 days of the date of event which required the filing of this Amendment No. 1 to Schedule 13G. As of December 12, 2005, JV Partners also held a warrant to purchase up to 127,010 Common Shares of the Company at an exercise price of Cdn. $2.50 per share (the "JV Partners Warrant"), which warrant is subject to a beneficial ownership limitation that renders it unexercisable while the holder thereof beneficially owns more than 4.95% of the total number of Common Shares of the Company then issued and outstanding, or to the extent exercise thereof would result in the beneficial ownership by the holder thereof of more than 4.95% of the total number of Common Shares of the Company then issued and outstanding.

Opportunity Partners is the sole member of the investment manager of Opportunity LP and Opportunity Ltd and, as such, possesses sole power to vote and direct the disposition of all securities of the Company held by Opportunity LP and Opportunity Ltd. Opportunity Partners is the investment manager of JV Partners and, as such, possesses sole power to vote and direct the disposition of all securities of the Company held by JV Partners.

As a result of the foregoing, for purposes of Reg. Section 240.13d-3, Opportunity Partners is deemed to beneficially own 3,649,890 Common Shares of the Company, or 8.5% of the Common Shares of the Company deemed issued and outstanding as of December 12, 2005. Neither the filing of this Amendment No. 1 to Schedule 13G nor any of its contents shall be deemed to constitute an admission by the Reporting Persons or any other person that it is the beneficial owner of any of the Common Shares underlying the JV Partners Warrant for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. Opportunity Partners' interest in the securities reported herein is limited to the extent of its pecuniary interest in Opportunity LP, Opportunity Ltd and JV Partners, if any.

THIS AMENDMENT NO. 1 TO SCHEDULE 13G IS BEING FILED JOINTLY BY XMARK ASSET MANAGEMENT, LLC, A NEW YORK LIMITED LIABILITY COMPANY ("XAM"), AND XMARK OPPORTUNITY PARTNERS, LLC, A DELAWARE LIMITED LIABILITY COMPANY ("OPPORTUNITY PARTNERS" AND, TOGETHER WITH XAM, THE "REPORTING PERSONS"), PURSUANT TO RULE 13d-1(k) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "EXCHANGE ACT"). THIS STATEMENT CONSTITUTES AMENDMENT NO. 1 TO THE SCHEDULE 13G OF XAM FILED ON APRIL 4, 2005. THIS STATEMENT CONSTITUTES THE INITIAL FILING ON
SCHEDULE 13G OF OPPORTUNITY PARTNERS. NEITHER THE FILING OF THIS SCHEDULE 13G, AS AMENDED, NOR ANY OF ITS CONTENTS SHALL BE DEEMED TO CONSTITUTE AN ADMISSION BY THE REPORTING PERSONS OR ANY OTHER PERSON THAT IT IS THE BENEFICIAL OWNER OF THE SECURITIES OF THE COMPANY BENEFICIALLY OWNED BY ANY OTHER PERSON (INCLUDING THE OTHER REPORTING PERSON) FOR PURPOSES OF SECTION 13(d) OF THE EXCHANGE ACT OR FOR ANY OTHER PURPOSE, AND SUCH BENEFICIAL OWNERSHIP IS EXPRESSLY DISCLAIMED.



Item 1(a).  Name Of Issuer:  YM BioSciences Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            Suite 400, Building 11
            5045 Orbiter Drive
            Mississauga, Ontario
            Canada L4W 4Y4


Item 2(a).  Name of Person Filing:

            Xmark Asset Management, LLC
            Xmark Opportunity Partners, LLC

Item 2(b).  Address of Principal Business Office or, if None, Residence:

            Xmark Asset Management, LLC
            301 Tresser Boulevard
            Suite 1320
            Stamford, CT  06901

            Xmark Opportunity Partners, LLC
            301 Tresser Boulevard
            Suite 1320
            Stamford, CT  06901


Item 2(c).  Citizenship:

            Xmark Asset Management, LLC is a New York limited liability company

            Xmark Opportunity Partners, LLC is a Delaware limited liability company.


Item 2(d).  Title of Class of Securities:  Common Shares, no par value


Item 2(e).  CUSIP No.:  984238105

Item 3. If This Statement Is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:

            Not Applicable.


Item 4.  Ownership

         (a)  Amount Beneficially Owned (as of December 12, 2005):

                  1.       Xmark Asset Management, LLC               2,052,281**


___________________________
** This is a joint filing by Xmark Asset Management, LLC, a New York limited liability company ("XAM"), and Xmark Opportunity Partners, LLC, a Delaware limited liability company ("Opportunity Partners" and, together with XAM, the "Reporting Persons"). Mitchell D. Kaye, the sole Managing Member of XAM, exercises sole voting and investment power with respect to all securities beneficially owned by XAM, and Mr. Kaye and David C. Cavalier, the Co-Managing Members of Opportunity Partners, share voting and investment power with respect to all securities beneficially owned by Opportunity Partners.

As of December 12, 2005, Xmark Fund, L.P., a Delaware limited partnership ("Xmark LP"), held 716,059 common shares, no par value (the "Common Shares"), of YM BioSciences Inc., a Canadian corporation (the "Company"). As of December 12, 2005, Xmark Fund, Ltd., a Cayman Islands exempted company ("Xmark Ltd"), held 806,341 Common Shares of the Company. As of December 12, 2005, Xmark LP and Xmark Ltd also held warrants (the "Xmark Warrants"), which entitle Xmark LP and Xmark Ltd to purchase up to 396,825 Common Shares of the Company and 460,675 Common Shares of the Company, respectively, at an exercise price of Cdn. $2.50 per share. The Xmark Warrants are subject to beneficial ownership limitations that render the Xmark Warrants unexercisable while the holder(s) thereof beneficially own(s) more than 4.95% of the total number of Common Shares of the Company then issued and outstanding, or to the extent exercise thereof would result in the beneficial ownership by the holder(s) thereof of more than 4.95% of the total number of Common Shares of the Company then issued and outstanding (the "Issuance Limitation"). Xmark LP and Xmark Ltd may waive the Issuance Limitation only upon 61 days' prior written notice. XAM is the investment manager of Xmark LP and Xmark Ltd and, as such, possesses sole power to vote and direct the disposition of all securities of the Company held by Xmark LP and Xmark Ltd.

As of December 12, 2005, Xmark Opportunity Fund, L.P., a Delaware limited partnership ("Opportunity LP"), held 344,027 Common Shares of the Company. As of December 12, 2005, Opportunity LP also held a warrant to purchase up to 90,000 Common Shares of the Company at an exercise price of Cdn. $3.75 per share, which warrant was exercisable within 60 days of the date of event which required the filing of this Amendment No. 1 to Schedule 13G. As of December 12, 2005, Xmark Opportunity Fund, Ltd., a Cayman Islands exempted company ("Opportunity Ltd"), held 487,873 Common Shares of the Company. As of December 12, 2005, Opportunity Ltd also held a warrant to purchase up to 180,000 Common Shares of the Company at an exercise price of Cdn. $3.75 per share, which warrant was exercisable within 60 days of the date of event which required the filing of this Amendment No. 1 to Schedule 13G. As of December 12, 2005, Xmark JV Investment Partners, LLC, a Delaware limited liability company ("JV Partners"), held 1,325,000 Common Shares of the Company. As of December 12, 2005, JV Partners also held warrants to purchase up to 1,222,990 Common Shares of the Company at an exercise price of Cdn. $3.75 per share, which warrants were exercisable within 60 days of the date of event which required the filing of this Amendment No. 1 to Schedule 13G. As of December 12, 2005, JV Partners also held a warrant to purchase up to 127,010 Common Shares of the Company at an exercise price of Cdn. $2.50 per share (the "JV Partners Warrant"), which warrant is subject to a beneficial ownership limitation that renders it unexercisable while the holder thereof beneficially owns more than 4.95% of the total number of Common Shares of the Company then issued and outstanding, or to the extent exercise thereof would result in the beneficial ownership by the holder thereof of more than 4.95% of the total number of Common Shares of the Company then issued and outstanding.

Opportunity Partners is the sole member of the investment manager of Opportunity LP and Opportunity Ltd and, as such, possesses sole power to vote and direct the disposition of all securities of the Company held by Opportunity LP and Opportunity Ltd. Opportunity Partners is the investment manager of JV Partners and, as such, possesses sole power to vote and direct the disposition of all securities of the Company held by JV Partners.

                  2.       Xmark Opportunity Partners, LLC           3,649,890**

         (b)  Percent of Class (as of December 12, 2005):

                  1.       Xmark Asset Management, LLC               4.95%**

                  2.       Xmark Opportunity Partners, LLC           8.5%**

         (c)  Number of Shares as to which the person has:

         Xmark Asset Management, LLC:

                  (i)    sole power to vote or to direct the vote    2,052,281**

                  (ii)   shared power to vote or to direct the vote           **

                  (iii)  sole power to dispose or to direct the
                         disposition of                              2,052,281**

                  (iv)   shared power to dispose or to direct the
                         disposition of                                       **

         Xmark Opportunity Partners, LLC:

                  (i)    sole power to vote or to direct the vote    3,649,890**

                  (ii)   shared power to vote or to direct the vote           **

                  (iii)  sole power to dispose or to direct the
                         disposition of                              3,649,890**

                  (iv)   shared power to dispose or to direct the
                         disposition of                                       **






___________________________
Based on information received from the Company, as of December 12, 2005, there were 41,460,240 Common Shares of the Company issued and outstanding. As a result of the foregoing, for purposes of Reg. Section 240.13d-3, XAM is deemed to beneficially own 2,052,281 Common Shares of the Company, or 4.95% of the Common Shares of the Company deemed issued and outstanding as of December 12, 2005, and Opportunity Partners is deemed to beneficially own 3,649,890 Common Shares of the Company, or 8.5% of the Common Shares of the Company deemed issued and outstanding as of December 12, 2005. Neither the filing of this Amendment No. 1 to Schedule 13G nor any of its contents shall be deemed to constitute an admission by the Reporting Persons or any other person that it is the beneficial owner of any of the Common Shares underlying the Xmark Warrants in excess of the Issuance Limitation, and/or the JV Partners Warrant for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. XAM's interest in the securities reported herein is limited to the extent of its pecuniary interest in Xmark LP and Xmark Ltd, if any, and Opportunity Partners' interest in the securities reported herein is limited to the extent of its pecuniary interest in Opportunity LP, Opportunity Ltd and JV Partners, if any.

Item 5.  Ownership of Five Percent or Less of a Class

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the owner of more than five percent of the class of securities, check the following: [ ]


Item 6.  Ownership of More Than Five Percent on Behalf of Another Person

         Not Applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

         Not Applicable.


Item 8.  Identification and Classification of Members of the Group

         Not Applicable.


Item 9.  Notice of Dissolution of Group

         Not Applicable.


Item 10. Certification

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        February 13, 2006


                                        XMARK ASSET MANAGEMENT, LLC


                                        /s/ Mitchell D. Kaye
                                        ----------------------------------------
                                        Name:   Mitchell D. Kaye
                                        Title:  Managing Member


                                        XMARK OPPORTUNITY PARTNERS, LLC


                                        /s/ Mitchell D. Kaye
                                        ----------------------------------------
                                        Name:   Mitchell D. Kaye
                                        Title:  Co-Managing Member



      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001)

                                    Exhibit A
                                    ---------


                             JOINT FILING AGREEMENT
                             ----------------------

        The undersigned agree that this Amendment No. 1 to Schedule 13G relating to the common shares of YM BioSciences Inc. is filed jointly on behalf of each of the undersigned pursuant to Rule 13d-1(k).


Dated:  February 13, 2006

                                        XMARK ASSET MANAGEMENT, LLC


                                        /s/ Mitchell D. Kaye
                                        ----------------------------------------
                                        Name:   Mitchell D. Kaye
                                        Title:  Managing Member


                                        XMARK OPPORTUNITY PARTNERS, LLC


                                        /s/ Mitchell D. Kaye
                                        ----------------------------------------
                                        Name:   Mitchell D. Kaye
                                        Title:  Co-Managing Member